FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 22, 2018

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 22, 2018 at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands. Resolutions 1-18 were carried and resolution 19 (Shareholder resolution) was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: www.morningstar.co.uk/uk/nsm

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	5,153,738,840	98.55	75,760,000	1.45	5,229,498,840	62.68%	10,345,425
2	Approval of Directors’ Remuneration Report	3,886,764,832	74.78	1,311,138,457	25.22	5,197,903,289	62.31%	41,918,978
3	Appointment of Ann Godbehere	5,187,992,901	99.10	47,004,936	0.90	5,234,997,837	62.75%	4,822,696
4	Reappointment of Ben van Beurden	5,205,090,607	99.90	5,413,774	0.10	5,210,504,381	62.46%	29,329,055
5	Reappointment of Euleen Goh	5,048,629,738	96.49	183,429,396	3.51	5,232,059,134	62.71%	7,756,826
6	Reappointment of Charles O. Holliday	5,124,783,253	98.36	85,444,647	1.64	5,210,227,900	62.45%	29,601,922
7	Reappointment of Catherine Hughes	5,199,501,814	99.79	10,810,760	0.21	5,210,312,574	62.45%	29,515,871
8	Reappointment of Gerard Kleisterlee	5,044,343,136	96.87	162,791,041	3.13	5,207,134,177	62.42%	32,682,493
9	Reappointment of Roberto Setubal	5,167,672,381	99.30	36,595,480	0.70	5,204,267,861	62.38%	35,535,041

10	Reappointment of Sir Nigel Sheinwald	5,111,836,667	99.60	20,747,249	0.40	5,132,583,916	61.52%	107,228,335
11	Reappointment of Linda G. Stuntz	5,203,101,939	99.86	7,213,243	0.14	5,210,315,182	62.45%	29,485,907
12	Reappointment of Jessica Uhl	5,210,791,215	99.53	24,590,912	0.47	5,235,382,127	62.75%	4,418,709
13	Reappointment of Gerrit Zalm	5,202,358,226	99.85	7,609,969	0.15	5,209,968,195	62.45%	29,812,421
14	Reappointment of Auditors	5,217,719,675	99.81	9,742,622	0.19	5,227,462,297	62.66%	12,375,457
15	Remuneration of Auditors	5,230,632,876	99.92	4,329,783	0.08	5,234,962,659	62.75%	4,849,317
16	Authority to allot shares	5,137,141,227	98.16	96,540,608	1.84	5,233,681,835	62.73%	6,147,614
17	Disapplication of pre-emption rights*	5,187,202,025	99.15	44,252,487	0.85	5,231,454,512	62.71%	8,312,170
18	Authority to purchase own shares*	5,137,518,867	98.19	94,959,983	1.81	5,232,478,850	62.72%	7,312,193
19	Shareholder resolution*	268,063,768	5.54	4,567,121,334	94.46	4,835,185,102	57.96%	404,376,930

*	Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

STATEMENTS

RESOLUTION 2 – APPROVAL OF DIRECTORS’ REMUNERATION REPORT

We welcome the broad shareholder support for our 2017 remuneration report. Shareholder discussions and voting outcomes in recent years, including the 92% of shareholders who voted in favour of our remuneration policy at last year’s AGM, suggest that our policy and approach to executive remuneration are appropriate.

We work hard to actively solicit and react to all feedback from our shareholders, and hold an extensive engagement programme between a range of shareholders and senior management, including the Board. In these meetings we received a positive response to our decisions in respect of the execution of our policy for 2017 and its alignment with company performance. We also held constructive dialogue on, amongst other subjects, our strategy to thrive through the energy transition and its link to policy design.

Notwithstanding this, we also note that a number of shareholders voted against this year’s report. We respect the range of opinions that shareholders have and acknowledge the resources they can access to exercise their stewardship. We will continue to engage constructively with our shareholders to reflect carefully on any feedback we receive from them and would particularly welcome the opportunity to work with proxy advisors more closely in the future, to better serve shareholder needs.

RESOLUTION 19 – SHAREHOLDER RESOLUTION

We believe the vote is a clear and strong display of confidence in Shell’s wide-ranging and progressive approach to leading though the energy transition. It demonstrates not only support for our industry-leading strategy, but also clear trust in the ability of Shell’s management to implement it.

The transition towards a net-zero emissions energy system and a world where temperature increases are limited to less than 2C will unfold over several decades and will require concerted action by many, including Shell. We recognise there are many voices in the energy transition debate and we will continue to engage constructively as we implement our approach. But we must also recognise that the time for action is now … Shell is committed to playing its part and, with the clear and ongoing support of our shareholders, we will continue to take sensible steps to help tackle climate change and ensure we thrive through the energy transition.

May 22, 2018

Linda M. Szymanski

Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: May 23, 2018